August 13, 2024

Daniel Nelson
Chief Executive Officer
Signing Day Sports, Inc.
8355 East Hartford Rd., Suite 100
Scottsdale, AZ 85255

       Re: Signing Day Sports, Inc.
           Registration Statement on Form S-1
           Filed August 7, 2024
           File No. 333-281322
Dear Daniel Nelson:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mitchell Austin at 202-551-3574 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Joseph J. Kaufman